FILING PURSUANT TO RULE 425 OF THE
SECURITIES ACT OF 1933, AS AMENDED

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW, INC. (NO. 1-2384)

FILING: REGISTRATION STATEMENT ON FORM S-4
(REGISTRATION NO. 333-83672)

Northrop Grumman/TRW Call

November 21, 2002

OPERATOR: Good day, ladies and gentlemen. Welcome to the Northrop Grumman-TRW Road Show briefing conference call. My name is Caitlin, and I will be your coordinator today. At this time, you are all in listen-only mode. There will be a question and answer session to follow your presentation. You will receive instructions how to do this at that time. If at any time during the call you require assistance, please key star-zero, and our operator will be happy to assist you. As a reminder, this conference is being recorded for replay purposes. At this time, I would like to turn the program over to your host for today’s call, the Vice President of Investor Relations, Mr. Gaston Kent. Please proceed, sir.

GASTON KENT: Thank you very much, Caitlin, and good morning, ladies and gentlemen. The purpose of this call is to discuss the combination of Northrop Grumman and TRW. Before we begin, you have all read our safe harbor statement in many places. It is in the briefing that we filed today, and I urge you to read it. This morning, we filed a new briefing with the SEC on a Form 8K. It’s available to you on our webpage under realtime SEC filings. This conference call is for you, the sales side analyst only. We wanted you to be familiar with the briefing we’ll be giving over the next several days and weeks, leading up to the shareholder votes. We’ll also be filing the transcript of this call today, if your clients are concerned about what they might be able to see. It’ll be available very, very shortly. It’s not our intent to fully brief the briefing document to you this morning. We will have very brief prepared comments.

Our purpose is to familiarize you with the strength of the combined company, including the expected financial outlook over the next three years. The guidance we are providing today takes off from the NOC standalone guidance we provided with the third quarter release. There have been no changes to that underlying guidance, only our look at the combination with TRW and the changes which have occurred since we first announced the agreement in July, such as the change in our stock price, the exclusion of discontinued operations, the actual auto transaction terms and the TRW performance at that point in time.

Following the prepared remarks, we will have a short Q&A session after which we will commence the road show. And I do have to emphasize short there. We’re literally walking out of the room to the airplane to start the road show this morning, and we’ll be on the west coast today and tomorrow.

On the call today are Kent Kresa, our chairman and CEO, Ron Sugar, our president and COO, and Dick Waugh, CFO. Additionally, PHIL ODEEN, TRW’s chairman, and Bob Swan, TRW CFO, are also with us and will participate in the road show. With that, I’ll turn the call over to Kent Kresa. Kent?

KENT KRESA: Well, thanks very much, Gaston, and good morning. I really want to thank you all for joining us on such short notice. Ron, Dick and I are here to talk about the new Northrop Grumman and to attempt to answer your questions. And we very much appreciate the support of Phil and Bob in this endeavor. I often say Northrop Grumman has a bright future, and this picture only gets better when you add TRW. Defense spending is rising. It’s up 18% in the 2003 budget. Obviously, it doesn’t keep the growth at that rate, but it should continue to rise at 5% to 7% over the next several years. There’s a broad-based bipartisan support for this in Congress, and the needs are there. Additionally, we see homeland defense with the creation of the new agency adding strongly to our market. We also believe we’ll have the best positioned program portfolio in the industry with the major wins at both Northrop Grumman and TRW. And we’ll have the operational and financial strength to make the most of our opportunities. It all adds up to excellent, highly visible double-digit growth. It’s the culmination of our transformation to a system of systems network centric warfare capable integrator on land, at sea, in the air, and now in space and cyberspace. For Northrop Grumman and TRW shareholders, the combination offers an enhanced growth path and the ability to fully participate in more of the fastest growing areas of the defense budget. TRW shareholders, in addition to receiving full value, will participate in a potent tier one combination of superior technology and employee talent. One that will yield powerful solutions across all platforms to the challenges of 21ST century national defense and homeland security needs. At the same time, we are raising the competitive bar in our industry. We’re confident that we’ll receive HSR approval before the shareholder votes. We believe the question is when, as opposed to if. There is no doubt in my mind that our combination is in the best interests of our customers, as well as our shareholders and employees of Northrop Grumman and TRW.

And now I’d like to see if Phil would like to add something. Phil?

PHIL ODEEN: Yes, thank you, Kent. I’d like to echo what Kent said. This is going to be a powerhouse combination. I know our shareholders are disappointed in the way the stock price had acted, but we all realize this is in line with the market performance of our industries. At today’s price, compared to both how the auto and the defense industry stocks have traded, the deal still represents an attractive premium to our shareholders. The Northrop merger is the best strategic direction available to TRW and offers the best realization value for TRW businesses. We’re also excited about the expanded opportunities available to our employees. This is going to be a winner for all involved.

Let me turn it over to Ron.

RON SUGAR: Thanks, Phil. And I also want to thank you for joining us. Last July, we said that we couldn’t convey strongly enough the excitement we felt over what Northrop Grumman and TRW could accomplish as a single company. Since we announced our agreement, our excitement has grown. TRW posted an outstanding third quarter and anticipate their backlog at year end to increase by $5 billion, with several outstanding wins. And on Tuesday, we announced an agreement to sell TRW’s auto business. When that major step is complete, TRW’s integration will be straight-forward, and it will be a stand up of their space and electronics and systems businesses as two new Northrop Grumman sectors. By straight-forward, I mean much simpler than Litton, and very much like Newport News, which we stood up as a single sector earlier this year. TRW will be our 16th acquisition since we began with Grumman in 1994. Our core competency and integration has been developed over nearly a decade, and we’re highly confident that the integration of TRW will be smooth and successful.

TRW’s space and electronics and systems businesses have outstanding management, technologies and employees. And as a part of Northrop Grumman, their full potential can be realized. We both look forward to an outstanding future as the new Northrop Grumman, a true powerhouse. This company will have a pipeline of business second to none in our industry.

We will have a rock solid base of stable production business, such as the aircraft carrier programs, submarines, destroyers, F-18s, E-2C Hawkeyes, the various EW and sensor programs and on and on. We’ve recently won some of the largest new programs to come along in many years, such as the F-35 joint strike fighter, DDX, Deepwater and several large international air defense programs. TRW has several magnificent wins recently, including SBIRS low, NPOESS, the next generation space telescope, the Army Force XXI program and several others. Beyond those wins, there’s an exciting list of future programs, including Advanced Hawkeye, the littoral combat ship and don’t forget homeland security issues. From these programs, we see sales in 2003 of $25 billion to $26 billion, growing at a double digit rate in 2004 and 2005. The future of this company is bright, indeed. Now with that, I’ll turn the call over to Dick Waugh so he can describe the financial outlook for our combination. Dick?

DICK WAUGH: Thanks, Ron. I’ll begin by recapping financials from our press release, and then we’ll be open for call for questions. Our guidance for the combined company as economic earnings per share will grow by 15% to 20% to the range of $7 to $7.50 in 2003. We provide in the briefing a reconciliation between our July 2002 estimate for the combined operations and this estimate. The adjustments are 34 cents per share for discontinued operations, 42 cents to reflect the additional shares to be issued because we have reached the lower end of the collar, 9 cents to reflect the final structure of the auto transaction and the overall transaction accounting assumptions. And an increase of 5 cents to reflect recent large contract wins. In 2004, economic earnings per share is expected to grow by about 13% to $7.90 to $8.40 per share, and to again grow at a high double digit rate in 2005. These numbers are based on expected segment operation margin rates of approximately 8.5% in 2003, nearly 9% in 2004 and approaching 10% by 2005, as well as a tax rate on economic earnings of 32% in 2003, 34% in 2004 and again 34% in 2005.

We expect about $1 billion in cash from operations in 2003. That’s before the B2 tax payment. About $1.5 billion in 2004, and averaging over $2 billion into the future. 2003 is a little lower than we previously advised, and also because of discontinued operations adjustment – this is due to the discontinued operations adjustments, the burn off of the reserves on polar tanker and F-16 block 60, and the pull forward of some cash from 2003 into this year. The cash items we normally discuss are capex, which we estimate at $720 million for 2003, depreciation at $520 million and amortization of $264 million.

Our balance sheet also improves dramatically with TRW. Our pro forma net debt to total capital using a Northrop Grumman stock price of $100 and assuming the close of the auto sale will be approximately 26% versus nearly 40% for Northrop Grumman stand alone. This will offer us a great deal of strategic flexibility going forward. Please note that this is not considering the possibility of an equity charge for pension at the end of this year.

We only need a little market improvement in the balance of the year to preclude such a charge. The margin rates that you will see in our charts for the two TRW segments are conformed for the Northrop Grumman accounting conventions for pension and corporate expense. That is a brief summary of the discussions we intend to have over the next several days and weeks. We wanted you to be familiar with the data, and now we’ll have a relatively brief Q&A session, and we’ll try to keep this as informal as possible.

Thank you.

GASTON KENT: Okay, operator, we’re ready for questions.

OPERATOR: Okay, sir. Ladies and gentlemen, if you wish to ask a question at this time, you may do so by keying star-one on your touch tone telephone. If your question has been answered, or you wish to withdraw it, please key star-two. Questions will be taken in the order received. Please key star-one to begin.

Your first question, sir, from CAI VON RUMOHR.

CAI VON RUMOHR: Great. Thanks an awful lot. Dick, could you walk us through the consolidating adjustments? It looks like, you know, your guidance for TRW is margins of 8%, 8.5%, probably more than we were looking for. What are the consolidating adjustments, and specifically, what sort of a pension expense add back are you using in these numbers?

DICK WAUGH: Obviously, we, in our add back, we add our pension back. And with regards to the add back for TRW, it’s approximately $100 – or $100 million, pardon me.

CAI VON RUMOHR: That’s the FAS, you mean?

DICK WAUGH: That’s the CAS.

CAI VON RUMOHR: I thought that’s the F.A.S. is the add back.

DICK WAUGH: No, financial accounting is not the add back. Financial accounting, that’s the income side to date, which is excluded.

CAI VON RUMOHR: Okay, but that’s what I’m saying, is as TRW on GAAP reporting will have FAS 87 –

DICK WAUGH: Well, Cai, let me say, we’re not projecting at this time what our financial accounting expense or income – it’s going to be expense, we assume – is going to be because, quite frankly, as we said before, that’s just a stab in the dark at this moment. We haven’t made a forecast for our FAS 87 expense for the company at all, Cai. And let me say, when you look at the charts that’s on file on the reconciliation that’s in our press release, you’ll see that we’re not identifying what our pension expense is going to be for next year or the following years at this point in time.

Cai? Caitlin?

OPERATOR: Your next question, sir, comes from BYRON CALLAN. Please proceed.

BYRON CALLAN: Yeah, good morning, gentlemen. A couple of quick things. First, just the big picture, any idea how the TRW numbers change since when you guys first talked about this back in July? Clearly, they had some big wins, but some other aspects had changed in the automotive business. Is there any way to quickly flush that out?

DICK WAUGH: Well, Byron, we say at least for 2003, it’s up a nickel. Obviously, they’ve had some great wins, commencing the wedge of those programs going in the future. That’s the basis for the growth in sales. They’ve been doing extremely well in terms of cash. That’s also reflected in our numbers. So I would say that they’re doing well. Also recognize in our numbers, as I said, we’ve conformed their segment operating margin to how we would report it. But I will say, the basic underlying operations are doing very well.

BYRON CALLAN: Does that mean – they’ve had this whole tech bank. Does that mean some of those costs or expenses have dropped down to the corporate expense line? Is that the way to think about this, Dick?

PHIL ODEEN: Byron, this is Phil. Let me just respond to that. Two questions. First one, we do project both higher sales and profits now than we had in July, especially for space and electronics. You’d expect because of their major wins. So they’ll be growing at a very, very strong double digit growth rate next year reflecting these several wins that Ron mentioned earlier. So we project for those two sectors top line growth of about 13% and profits at about twice that, growth rates about twice that, well over 20%.

With respect to the tech bank, I think as we’ve said before, we’ve been working hard to take expenses out of that program to try to get the expenses more in line with revenue given the fact that the telecom sector that that supports has been moving out farther in the future all the time. So next year, we expect that the costs of those programs, the various commercial electronics programs, will be roughly in line with the revenue there. So it ought to be a wash, plus or minus $2 million. It no longer – in 2003 and on, it will not have an impact on the profit side of space and electronics.

BYRON CALLAN: Okay, two quick things. Any thoughts or guidance on capital expenditures 2003 to 2005? And also, did you retain or does the agreement with Blackstone entail that you retain any liabilities on the automotive business above and beyond – You’ve got some of that through the 20% minority stake. Go ahead.

DICK WAUGH: Byron, if you will, we have on file what the contract provides. And yes, there are some limited instances in which we are going to participate in some contingent liabilities. But we don’t perceive it as being significant. What was the other, cap? 720 this year, we didn’t say what it was from there, but 720 for ’03.

BYRON CALLAN: 720 for 2003 combined company.

DICK WAUGH: Yes, let me say, we don’t necessarily see that growing into the future.

BYRON CALLAN: Right, it was another way of asking, you know, is there any kind of special charges or anything that get baked into this, into the capex number in the out years. Okay, I’ll turn the mike over to someone else. Thanks.

KENT KRESA: I might just point out that with respect to the automotive, there’s several small things that we have, some litigation and some conventional environmental things. But there’s no product liability carried forward.

BYRON CALLAN: Great, thanks.

MALE SPEAKER 2: Thank you, Byron.

OPERATOR: Your next question, sir, comes from George Shapiro, Salomon Smith-Barney.

GEORGE SHAPIRO: Yeah, good morning. If you just get, you know, people been beating around the bush. Could you spell out what the assumptions are for TRW in 2003 and 2004, just in terms of revenues and rough margin that you’ve baked into the estimates you’ve given to us?

DICK WAUGH: Well, we’ve said for 2003, let me say, it’s in our charts in our presentation. I hate to give out point references. But for TRW, for sales in the systems area, we expect it to be approaching about $4 billion, a little less than $4 billion. And with regards to sales and space and electronics, we expect it to be about $2.5 billion for 2003. And of course, it’s growing after that.

MALE SPEAKER 4: Yeah, it’s all on chart 26.

GASTON KENT: The charts are available to you on our webpage, and you can get that data.

MALE SPEAKER 4: 18 and 19, George.

GEORGE SHAPIRO: Okay, I didn’t get a chance to look at them yet. And then Dick, the definition that you’re using for cash flow from operations, is this available to pay down debt, or is this before dividends, or if you could just define it ’cause you use different definitions.

DICK WAUGH: Cash flow from operations is prior to capex and prior to dividends. And it’s also prior to any cash we’re going to get with regards to sales of our CT sector.

GEORGE SHAPIRO: Okay, and then on the auto piece, you mention that you’re going to reduce from 42% equity interest to 20% before it closes. How is that going to occur?

DICK WAUGH: Well, if you will, Blackstone is going to be placing shares with other buyers during this period of time, and we get to participate fully with them in that process.

GEORGE SHAPIRO: And then is there any timeframe that you have for getting out of the 20% equity interest that you’ll have?

DICK WAUGH: Obviously, it’s a very good business. It’s a premiere business, but I guess at the back end, clearly whenever Blackstone exits, that would be the time that we would be exiting. And of course, we would be looking at what would be in the best interest of our shareholders in the interim. Okay.

KENT KRESA: George, just so you know, we have the right to sell our interest if we so choose, and we’ll be making those decisions going forward. Obviously, the first thing is get it syndicated and do all that, but we do have that right.

GEORGE SHAPIRO: Okay, thanks a lot.

OPERATOR: Your next question, sir, comes form CAI VON RUMOHR.

CAI VON RUMOHR: Okay, great. Maybe you could give us the CAS, add back ’02 and then with TRW ’03 and ’04 rough guidance?

DICK WAUGH: When you mean CAS, you literally mean the CAS add back?

CAI VON RUMOHR: Well, basically, what –

DICK WAUGH: Well, Cai, let me say, we don’t have the CAS contribution, which is the funding, for TRW for 2002 because it’s not going to be comparable to what we’re going to be using for 2003 because we use different actuarial methods. So they’re not comparable.

CAI VON RUMOHR: Could you give us a rough sense of what your number will be for ’03, ’04?

DICK WAUGH: Yes, yes, yes. I’m just saying it’s tough to give you a trim line, but I will say that with regards to the combined company going forward, it’s going to be – our contributions are going to be something less than $300 million in ’03 and approaching $400 million in ’04.

CAI VON RUMOHR: That’s your contribution?

DICK WAUGH: Yes.

CAI VON RUMOHR: Okay, and then your recovery would be 75%, 80% of that, approximately?

DICK WAUGH: Yes, that’s our CAS allowable costs that goes into our contracts, yes.

CAI VON RUMOHR: Okay, okay. And then can you walk us through – you know, TRW reports on one basis. You report on another basis where you take pension income or expense out of the separate line item. They have it in their numbers. You take state and local taxes out. Can you walk us through the major adjustment items we need to think about as we go from TRW reporting to the TRW businesses in Northrop reporting?

DICK WAUGH: Well, Cai, that’s getting into a lot of detail for me.

CAI VON RUMOHR: The major issue is – maybe I’m wrong.

DICK WAUGH: We would expect their operations to show about a push down to – we ourselves have about $20 million of corporate office that we show that’s not allocated out. And quite frankly, we expect that to be more or less the run rate going forward. It may be a little higher.

CAI VON RUMOHR: Okay, if you were to have owned them in ’02, would there have been a pension expense, you know, take out in the sense that their numbers assume FAS 87 pension expense would be included under GAAP, and as you do economic EPS, you don’t include that. So is there, what I’m asking is, is there, you know, if we convert their ‘02 number to Northrop, is there a $100 million add back for that pension FAS 87?

DICK WAUGH: Yeah, let me say there would be something less probably than about $100 million add back using our methodology. But no, pardon me. In terms of their actuals, it’d be something less than $100 million, but recognize that’s using their actual methods, not ours.

And I don’t know that number because you got to go through the whole actual exercise to know what theirs would have been for 2002 under our actuarial assumptions, and we have no reason to do that.

CAI VON RUMOHR: Okay, okay. Okay, I got you. Also, you’re going to get $5.3 billion in cash from the sale of auto and aerospace, and TRW has $5.3 billion in debt, and you talk of pay down. But kind of in looking through some of the debt indentures, it looks like it might be expensive to buy back some of that debt. Could you walk us through kind of how you plan to handle the debt pay down?

DICK WAUGH: Well, Cai, we’re not going to speak to that. We have various options. Obviously, we are fully aware of the debt instruments that TRW has. We’re fully aware of the debt instruments that Northrop Grumman has. We’re looking at various options as to how we’re going to handle the debt. We’re not prepared at this time to talk to that. But I will tell you the guidance we’re giving you is consistent with those options.

CAI VON RUMOHR: Okay, okay. And the last question is, you’re obviously going to have a very good-looking balance sheet increasingly so as we move forward. Would you tell us, and obviously it sounds like you’re not considering additional acquisitions. What are you going to do with that financial flexibility? Would you consider share repurchase, under what circumstances, and what’s the earliest point at which you could consider it given IRS tax rulings?

KENT KRESA: Well, Cai, obviously the balance sheet is terrific, and we’re delighted with that. As I’ve said previously, we wish to have a number clearly between 30% and 40%. This will clearly get us to that point immediately, and then as we drive on cash for next year and beyond, we’ll be going down even lower, which says most likely we need to do something with that money. I’ve said before that we will look at all alternatives at that point, and clearly one of those, the baseline is buying back our own stock because this is a great company. That will clearly be the baseline. And we will look at that aggressively as we go forward.

CAI VON RUMOHR: And last question, acquisitions, you know, are we done?

KENT KRESA: One hates to put oneself in a box, but clearly, I believe that this really adds the important additional piece into the company that sort of makes us again a clear powerhouse. It’s a capstone to the whole transformation of the corporation, and so I would say in terms of large things, yes, in terms of small things, it could make some difference in the margin for a program or for a sector. We’ll still see some shaping over time. So I won’t say we’re done, but certainly in terms of big strokes, I think we’re done.

CAI VON RUMOHR: Thank you.

OPERATOR: Your next question, sir, comes from BYRON CALLAN of Merrill Lynch.

BYRON CALLAN: Yes, just a couple more quick follow-ups. Do the projections assume any revenue synergies, or this is kind of the two businesses putting the plans together?

DICK WAUGH: Byron, we did, in fact, assume revenue synergies. We have that in the book. I know you probably haven’t had a chance to look at it yet. Page, somebody help me with the page number for this thing. Let me say, it’s in the order of magnitude in ’05 of about $700 million.

BYRON CALLAN: Okay, good.

DICK WAUGH: And obviously growing after that because what we see ourselves in terms of what we’re going to be able to do as a combined company in that marketplace.

MALE SPEAKER 10: We took, I think, a fairly conservative view of the possibilities. We see some terrific opportunities in missile defense and other areas, tactical systems, where the combinations of the company can make a significant difference. We did not assume, essentially any significant synergies in ’03. we build a little bit in ’04, and then the number that Dick gave you for ’05, I think is a very reasonable one. It does not represent a very large fraction of the company’s revenues in that year.

BYRON CALLAN: Okay, good.

DICK WAUGH: But let me say, we also expect that to be expanding in the years beyond that.

BYRON CALLAN: Yeah, okay. Secondly, I think you guys mentioned that you were assuming about $100 stock price, still below the collar. I somehow thought there’d be a higher number of shares outstanding. I was using, I don’t now, about 143 million TRW shares and equivalents in order to arrive at the calculations.

I assume that number’s off, based on the 70 million share issuance number for TRW?

DICK WAUGH: Actually, Byron, we got a number that’s pretty close to 130, 131 is my recollection.

BYRON CALLAN: Okay, I had options. I can follow up at some point. I’ll see if I can talk to Denny or something. Last thing, the tax rate increase. That just is a question that may come up. What caused that?

DICK WAUGH: Well, again, as you know, for your tax rate, it depends on how much your permanent tax benefits are. And you have greater sales, greater margins, and we’re not presuming a great increase in our permanent tax differences, although that might be the case. But we don’t know enough at this point in time to be projecting that to assume a flat, effective tax rate.

BYRON CALLAN: Okay. Okay, great. Thanks.

OPERATOR: Your next question, sir, comes from George Shapiro of Salomon Smith Barney.

GEORGE SHAPIRO: Yeah, Dick, just a question. Are you considering defining economic earnings using the net of the size in CAS? Because one could argue at this point whether CAS is built into the margins by just taking out all of the FAS 87 expense. You’re kind of double counting to some extent.

DICK WAUGH: Well, George, I don’t think we’re double counting at all. We are excluding the FAS income at least to date. Let me say, our accounting convention has been to add back the CAS in the segment operating margin. We’ve been very transparent of that over time. As you may recall, years ago, we in fact pulled one out and put one in specifically. But nobody seemed to really care or seem that that was appropriate way back when, so we changed.

GEORGE SHAPIRO: But the numbers were a lot smaller then, so nobody seemed to care as much.

DICK WAUGH: Well, all I’m saying is we’re following our current methodology. Should we choose to change, that obviously would be part of that change. But we’re not changing our methodology at this point in time for purposes of this road show.

GEORGE SHAPIRO: Okay, and then on the share count, the increase in ’04 is just reflecting the mandatory convert for about half the year. Is that it?

DICK WAUGH: Yeah, I think it’s more toward the end of the year, if I recall correctly. And then it’s an average number.

GEORGE SHAPIRO: Yeah. Okay, that’s what I thought. Thanks a lot again.

DICK WAUGH: You’re welcome.

OPERATOR: Your next question, sir, comes from ANDREW KAPLOWITZ, Lehman Brothers.

ANDREW KAPLOWITZ: Yeah, hi, good morning. Just wanted to ask you a question about the margin extension between ’03 and ’05. It looks like it goes up quite a bit by ’05. Just wondering what your assumptions are there. Is it mostly TRW, or is it the other segments?

DICK WAUGH: Again, Andy, if you look at the briefing charts, you can see it segment by segment where we see margins moving over the next two to three years. It varies by segment, by sector.

ANDREW KAPLOWITZ: Do you also have in there a breakdown of cash flow by TRW, Northrop?

DICK WAUGH: No, because that’s not relevant to the combined company.

ANDREW KAPLOWITZ: Okay, okay. Thank you.

GASTON KENT: Okay, I think we’re going to have to break off at this point because we’re about to get on an airplane and start the process, but I want to thank you all. We’re really excited. I think when you have an opportunity to go through the charts, you’ll get as excited as we are about what this combination will really mean and what it’s going to mean for growth in the future, really tremendous growth opportunities. And all the other things, we’re at the right part of the business cycle. We’re got the best positioned portfolio. We’re going to really be a powerhouse in this industry. We know how to integrate, so we think that that’s going to be not a difficult thing to do. We won’t miss a beat as we go forward here. And you know, we’ve got double digit growth, high double digit growth, frankly, as we go forward. So this is an exciting story, and we’re going to go out and tell it. I thank you very much for participating.

GASTON KENT: Denny will be here to answer any additional questions that you might have. Thank you very much, ladies and gentlemen.

OPERATOR: Ladies and gentlemen, thank you for your participation in today’s conference. This concludes your program. You may now disconnect.